SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                              RUB A DUB SOAP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  781082 20 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Ronald L. Brown, Esq.
                                Andrews Kurth LLP
                          1717 Main Street, Suite 3700
                               Dallas, Texas 75201
                                 (214) 659-4400
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 19, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781082 20 1                                                Page 2 of 4
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Halter Capital Corporation
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    280,002
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    280,002
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     280,002
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     65.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


      CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 781082 20 1                                                Page 3 of 4
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Kevin B. Halter
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    140,001
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    140,001
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     140,001
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     32.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


      IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 781082 20 1                                                Page 4 of 4
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Kevin B. Halter, Jr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    195,001
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    195,001
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     195,001
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     45.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


      IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------
                          Filed Pursuant to Rule 13d-1

Note: This Schedule 13D is being filed in connection with the effectiveness of the Registrant's registration of its shares of common stock under the Securities Exchange Age of 1934 upon the filing of a Form 8-A to register such shares.

ITEM 1.  Security and Issuer.
         -------------------

         This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Rub A Dub Soap, Inc., a Nevada corporation (the "Issuer") and is being filed by Halter Capital Corporation, a Texas corporation (the "Reporting Person"). The Issuer's principal executive offices are located at 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.


ITEM 2.  Identity and Background.
         -----------------------

         (a) Name. The name of the Reporting Person is Halter Capital Corporation. The Reporting Person is owned and managed by Kevin B. Halter and Kevin B. Halter, Jr.

         (b) Business Address. The business address for the Reporting Person is 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

         (c) Occupation and Employment. The Reporting Person is a financial consulting company.

 (d) and (e)      Proceedings. During the previous five (5) years, the Reporting
                  Person  has not  been  convicted  in any  criminal  proceeding
                  (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship. The Reporting Person is a Texas corporation. Messrs. Halter are both citizens of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The Reporting Person is the beneficial owner of 280,002 shares (the "Shares") of the Issuer's Common Stock which it acquired pursuant to the terms of a Stock Purchase Agreement, dated February 21, 2006 (the "Agreement"), among the Reporting Person, and the Seller, Lisa R. Powell. Pursuant to the Agreement, the Reporting Person paid the Seller and others cash in the amount of $525,000.00 for the Shares. The Agreement was closed on February 21, 2006.

ITEM     4.       Purpose of Transaction.
                  ----------------------

         The Shares were acquired by the Reporting Person for investment purposes. The Reporting Person intends to periodically review its investment in the Issuer and, based on a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported herein through open market or privately negotiated transactions.

         The Reporting Person does not have any current plans or proposals which would relate to or would result in:

         o any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; provided, however, that the Reporting Person and the Issuer may seek to identify one or more operating companies for an acquisition in which the Issuer would be the surviving company;
         o a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
         o any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
         o any material change in the present capitalization or dividend policy of the Issuer;
         o        any  other  material  change  in  the  Issuer's   business  or
                  corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
         o        changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
         o causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         o a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
         o        any action similar to any of those enumerated above.

         The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.  Interests in Securities of the Issuer.
         -------------------------------------

         (a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 280,002 shares of Common Stock of the Issuer, representing approximately 65.1% of the class. Such shares are deemed beneficially owned 50% by Kevin Halter and 50% by Kevin Halter, Jr. by virtue of the equal ownership of Halter Capital Corporation. In addition, Kevin Halter, Jr. owns 55,000 shares individually and not through Halter Capital Corporation.

         (b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above.

         (c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

         (d)      Certain Rights of Other Persons. Not applicable.

         (e)      Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.  Contracts,   Arrangements,  or  Understandings  or  Relationships  with
         Respect to Securities of the Issuer.
         -----------------------------------

         The  Reporting   Person  does  not  have  any  contract,   arrangement,
understanding  or  relationship   with  respect  to  securities  of  the  Issuer
including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  Material to be Filed as Exhibits.
         --------------------------------

                  No.      Document
                  ---      --------

                  1.       Joint Filing Agreement

         After reasonable inquiry, and to the best of the Reporting Person's knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:  July 20, 2006

                                                   HALTER CAPITAL CORPORATION


                                                   By: /s/ Kevin B. Halter
                                                      --------------------------
                                                      Kevin B. Halter, President

                                                    /s/ Kevin B. Halter
                                                   -----------------------------
                                                      Kevin B. Halter

                                                    /s/ Kevin B. Halter, Jr.
                                                   -----------------------------
                                                   Kevin B. Halter, Jr.


                     Attention: Intentional misstatements or
                      omissions of fact constitute Federal
                  criminal violations (See 18 U.S.C. ss. 1001).

                                INDEX OF EXHIBITS
                                -----------------


No.      Document
---      --------

1.       Joint Filing Agreement

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Rub A Dub Soap, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of July 19, 2006.

                                                   HALTER CAPITAL CORPORATION


                                                   By: /s/ Kevin B. Halter
                                                      --------------------------
                                                      Kevin B. Halter, President

                                                    /s/ Kevin B. Halter
                                                   -----------------------------
                                                      Kevin B. Halter

                                                    /s/ Kevin B. Halter, Jr.
                                                   -----------------------------
                                                   Kevin B. Halter, Jr.